Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

[redacted]

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel: +47 22544430

Date: 4 April 2006

ORK – Transfer of own shares to employees

With reference to the notice to Oslo Stock Exchange dated 13.02.2006 regarding Orkla's offer to its employees to buy Orkla-shares. Today Orkla has transferred 321 810 Orkla-shares to its employees.

After this transaction Orkla owns 1 515 799 Orkla-shares. A total of 1 826 410 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280 000 underlying shares in the hedge position related to the remaining 259 500 synthetic options of the cash bonus programme.